Exhibit 99.3

UNITED STATES BANKRUPTCY COURT

DISTRICT OF HAWAII

In re	)	Case No. 03-00817
	)	Chapter 11
HAWAIIAN AIRLINES, INC.,	)
)
Debtor.	)
)

FINDINGS OF FACT AND CONCLUSIONS OF LAW

REGARDING MOTION FOR APPOINTMENT OF TRUSTEE

On March 31, 2003, BCC Equipment Leasing Corporation (“BCC”) filed a Motion for Appointment of Trustee.  The debtor, Hawaiian Airlines, Inc. (“Hawaiian”), opposed the motion.  The Official Committee of Unsecured Creditors supported the motion.  Individual creditors and groups of creditors filed statements supporting, opposing, or taking no position on the motion.  At a hearing on May 8 and 9, 2003, the parties presented evidence and argument in support of their positions.

FINDINGS OF FACT

1.                                       Hawaiian operates an airline that provides service among the Hawaiian islands and between Hawaii and points outside the state.  Hawaiian is currently a wholly owned subsidiary of Hawaiian Holdings, Inc. (“HH”), a publicly traded Delaware corporation.

2.                                       John W. Adams effectively controls Hawaiian.  Mr. Adams and AIP, LLC, a company controlled by Mr. Adams, collectively own a majority of HH’s stock.  Mr. Adams and AIP therefore have the power to elect a majority of the board.  Mr. Adams is the chairman of the board of directors and chief executive officer of Hawaiian.  From May 17 through mid-December 2002, he was also Hawaiian’s president.

3.                                       On September 11, 2001, terrorists seized four commercial airliners and successfully used three of them as weapons to attack the World Trade Center in New York City and the Pentagon in Washington, D.C.  These events had immediate and devastating effects on every American airline, including Hawaiian.

4.                                       Even before the events of September 11, 2001, Hawaiian was in financial difficulties.  The reported net losses were $29,267,000 in 1999 and $18,615,000 in 2000, while the American airline industry as a whole earned profits.  In 2001, Hawaiian reported a net profit of $5,069,000, but this was possible only because Hawaiian booked as revenue a federal grant of over $30,000,000.  The federal government provided the grant to Hawaiian under a program to help the airline industry recover from the effects of September 11, 2001.

5.                                       In December 2001, Hawaiian entered into an agreement to merge with Aloha Airlines, Inc. (“Aloha”), its principal competitor in the interisland market, and TurnWorks, Inc.  Hawaiian and Aloha were motivated to merge because, among other reasons, neither of them had been able to make consistent profits in the interisland market.  The merger was subject to the satisfaction of certain conditions, including regulatory approvals and financing commitments, by April 18, 2002.  When it became apparent that the conditions would not be met by that date, Aloha and TurnWorks, Inc.  proposed an extension of the deadline.  Hawaiian announced on March 18, 2002, that it would not agree to an extension.  Accordingly, the merger agreement terminated on April 18, 2002.

6.                                       When the merger terminated, Hawaiian faced numerous challenges.  The events of September 11, 2001, were only seven months in the past and their economic effects were still being felt.  The competitive pressure from Aloha and other carriers continued.  Hawaiian was in the midst of replacing its old fleet of DC-9 and DC-10 aircraft with new 717 and 767 models.  Hawaiian hoped that the new aircraft would reduce its maintenance expenses, improve the reliability of its fleet, and increase its load factors.  Hawaiian incurred significant transition expenses, however, and the shift from old to new aircraft substantially increased its fixed costs.  The company’s financial condition was poor; its cash balance had fallen; and its deficits in working capital and net worth had grown substantially worse.  Its working capital lender had reduced (and, in July 2002, terminated) the credit that was available to Hawaiian.  Hawaiian sought other loans to provide working capital but failed.  Hawaiian had an unfunded pension liability of at least $69,000,000.

Hawaiian’s credit card processor had imposed a “holdback,” meaning that the processor was retaining approximately $25,000,000 of Hawaiian’s cash in order to protect itself against the risk that Hawaiian would go out of business before it could provide service to customers who purchased tickets using credit cards.

7.                                       Hawaiian’s public statements during this period acknowledged the risks which the company faced.  In a report filed with the Securities and Exchange Commission (“S.E.C.”) on April 1, 2002, Hawaiian stated that “we are currently unable to estimate the long-term impact on us of the events of September 11, 2001, and the sufficiency of our financial resources to absorb that impact,” and that, “[e]ven without the events of September 11, 2001, the airline industry is subject to substantial cyclical volatility .. . . .  Accordingly, airlines require substantial liquidity to sustain continued operations under most conditions.”

8.                                       In the spring of 2002, most airlines were attempting to minimize costs, conserve cash, reduce flights to match capacity with demand, and (in a few instances) grow cautiously where opportunities presented themselves.  In contrast, Hawaiian embarked on “a competitive, aggressive growth strategy” (in the words of its chief financial officer).  In order to maximize the use of its aircraft and personnel, Hawaiian decided to expand its service to the mainland, including several routes that Hawaiian had never previously flown and others which Hawaiian had flown but had discontinued due to unsatisfactory results.  This strategy exposed Hawaiian to the risk of entering previously untested markets and required Hawaiian to incur significant startup costs.

9.                                       Despite the company’s uncertain prospects and the impending demands on its resources, Hawaiian decided to distribute roughly a quarter of its cash to its shareholders rather than conserve that cash for current and expanded operations and as a reserve against unforeseen contingencies.  In May 2002, Mr. Adams proposed that the board authorize the company to offer to purchase 5,880,000 shares of its stock at $4.25 per share, for a total expenditure of about $25,000,000.  Mr. Adams contended that the company’s shareholders who had invested in 1996 (the largest of whom were himself and AlP) were entitled to a return on their investment and that the tender offer “addresse[d] potential concerns of those shareholders who purchased shares during the pendency of the merger at prices above $4.00.”  Thus, the tender offer was intended solely to benefit shareholders, not creditors.”(1)

(1)               In its response to the motion, Hawaiian argues that “a tender offer would provide the collateral benefit of instilling confidence in Hawaiian’s shares as an investment opportunity, in the event Hawaiian needed to approach the capital markets in the future.”  The contemporaneous documents do not indicate that the board considered this rationalization at the time; rather, it was apparently created for purposes of this litigation.

10.                                 Mr. Adams recommended that the tender price be set at $4.25 per share because it was approximately equal to the highest price at which the stock had traded while the merger was pending.  The price under the tender offer was about $1.00 per share more than the current market price, which is a substantial premium.

11.                                 Mr. Adams privately expressed concern about the company’s financial position at this time.  In response to an email from Christine Deister, Hawaiian’s chief financial officer, captioned “Ending Cash Position on Friday, May 24, 2002,” Mr. Adams wrote, “It’s curious, and a little unsettling.”  So far as the record reveals, Mr. Adams did not share this concern with the board.

12.                                 Hawaiian’s board considered Mr. Adams’ proposal at a meeting on May 29, 2002.  The board heard a presentation from a valuation expert who opined that, after the closing of the tender offer, the company’s assets would exceed its liabilities and that the company would be able to meet its obligations as they became due.  Ms. Deister told the board that, according to the projections prepared by management, Hawaiian had sufficient cash to fund the tender offer and cover its other obligations.  In response to questions from board members, Mr. Adams and Ms. Deister assured the board that Hawaiian would have sufficient cash “for emergency situations or an economic downturn” and that the tender offer would not adversely affect Hawaiian’s efforts to restructure its aircraft leases.”(2)  Mr. Adams also reminded the board that, if there were a material adverse change prior to the closing of the tender offer, Hawaiian could withdraw the offer.  The board authorized the tender offer.

13.                                 In rendering its opinion, the valuation expert relied upon Hawaiian’s actual financial results through March 2002 and management’s projection of results for April 2002 and subsequent periods.  By the time of the board meeting on May 29, 2002, the actual results for April 2002 were available.  Hawaiian’s management failed, however, to provide the actual April results to either the valuation expert or the board at or prior to the May 29 meeting.  This omission is significant because the actual April results were substantially worse than projected.  The projections showed a loss in April of $532,000.  In reality, the company lost $7,500,000 during that month.  This large discrepancy alerted management that its projections for the remainder of 2002 were unreliable; in fact, management revised its projections immediately after the meeting.  The discrepancy should also have alerted management that the company’s ability to afford the distribution to stockholders was doubtful at

(2)               This advice was particularly questionable.  It was not reasonable to expect that, when asked for concessions on the basis of Hawaiian’s economic hardship, the aircraft lessors would ignore the fact that Hawaiian had recently made a substantial distribution to shareholders.

best.  Here management failed.  Mr. Adams and management still urged the board to proceed with the tender offer.

14.                                 The board next met on June 14, 2002.  Ms. Deister presented the revised projections.  These projections showed dramatically worse results than the prior projections; instead of a $12,000,000 profit for 2002, the new projections showed a loss of $9,000,000.  When asked how management planned to deal with the shortfall, Ms. Deister said that the company intended, among other things, to seek concessions from its lessors.  Despite these setbacks, Mr. Adams contended that no material adverse change had occurred that would justify withdrawal of the tender offer and recommended that the company proceed.  Ms. Deister told the board that, despite the deterioration from the earlier projections, the company could still afford the tender offer.  The board took no action to terminate the offer.

15.                                 On June  23, 2002, Captain Reno Morella, the board representative of the Air Line Pilots Association, requested that the board reconsider the tender offer.  Captain Morella noted the financial report provided at the June 14 meeting and the deteriorating reliability of Hawaiian’s DC-10 fleet.  He recommended that the tender offer be delayed “until we have a better handle on our third quarter performance.”

16.                                 In response, Mr. Adams called a meeting of the board on June 25, 2002.  During the meeting, Mr. Adams acknowledged that the projections presented at the June 14 meeting were “not as positive” as those presented at the May 29 meeting.  He continued, however, to advocate the interests of shareholders, claiming that the company could still afford the tender offer, that termination of the offer would create “concerns” in the market, and that “while the [c]ompany had adequate cash it was expected by shareholders that their investment be recognized with a return .. . . .”  The board decided to proceed with the tender offer.

17.                                 On or about July 8, 2002, the tender offer closed and Hawaiian distributed $25,000,000 to its shareholders.  AlP and Mr. Adams tendered all of their shares.(3)  Because the tender offer was oversubscribed, the company purchased the tendered shares on a pro rata basis.  AIP and Mr. Adams were by far the largest beneficiaries of the tender offer.  Together, they received $17,466,153, which represented nearly—percent of the total proceeds.

(3)               Mr. Adams testified that he and AIP decided to tender all of their shares in order to avoid creating the impression that he and AlP believed that the stock was actually worth more than the tender offer price.  He acknowledged that this strategy also risked causing a negative market reaction because insiders were unloading their shares.  In response to a leading question on cross-examination, he said that he and AIP were in a “d****d if you do, d****d if you don’t” situation.  There is another cliche, however, which more accurately describes the situation; he and AIP wanted to “have their cake and eat it too.”  The tender offer provided that the amount of shares purchased from AIP and Mr. Adams would be automatically reduced if necessary to ensure that they retained a majority of the outstanding stock.  By tendering all of their shares, AIP and Mr. Adams maximized their share of the money without changing their proportional stock ownership interest or jeopardizing their control of the company.

18.                                 The revised projections prepared in June 2002 also proved radically wrong.  By nearly every measure, Hawaiian’s financial condition continued to deteriorate after the tender offer.  In March 2003, less than a year after Mr. Adams proposed a sizable distribution to shareholders, Hawaiian sought bankruptcy protection.

19.                                 Hawaiian contends that the tender offer was appropriate because “[m]anagement believed that the precipitous decline in air travel following the tragic events of September 11 had leveled off and that passenger travel would pick up, most particularly to the Hawaiian Islands.”  This explanation is not credible.

a.                                       First, Hawaiian expressed no such optimism in the public reports that it filed with the S.E.C. while the tender offer was pending.

b.                                      Second, contemporaneous documents show that Hawaiian’s management was not as optimistic as it now claims.  Hawaiian began seeking concessions from its aircraft lessors in May 2002.  Unless management thought it could convince the lessors that Hawaiian’s cash flow could not support the existing rents, this effort was a waste of time.  In Mr. Adams’ email to Ms. Deister just before the May 29 board meeting, he said that he found the company’s cash position in late May “a little unsettling.”  By the May 29 board meeting, management knew that its prior projections had been unrealistically optimistic and in fact management revised the projections downward immediately after the board meeting.  The notes of a management task force meeting held on June 27, 2002, acknowledge that “operating results for the first five months of the year were below expectations,” “the forecast for the peak June-August period is also below expectations,” and “[t]he present forecast now appears somewhat aggressive.”

c.                                       Third, even if Hawaiian’s management and board thought that the airline industry’s fortunes had stopped deteriorating and would begin to improve, prudent people in their situation would have waited to see if those expectations were borne out before distributing a substantial portion of the company’s cash to equity holders.

d.                                      In short, it is doubtful that Hawaiian’s management was actually as optimistic during May and June 2002 as Hawaiian asserts today, any such optimism was misplaced at the outset and had evaporated by the time the tender offer closed, and even if management were as optimistic as it now claims, it was not prudent to act so hastily.

20.                                 The use of such a substantial portion of Hawaiian’s cash to benefit its shareholders was inconsistent with industry standards at the time.  No other publicly traded airline company made a remotely comparable distribution to its stockholders after September 11, 2001.

21.                                 A week or two before Hawaiian commenced its chapter 11 case, Hawaiian disbursed $500,000 to HH, its parent.  HH has no operations and its sole asset is the stock of Hawaiian.  Therefore, HH has no independent means of repaying the money.  HH needed the money to pay its expenses, including legal fees and other costs associated with the public listing of its stock.  Hawaiian had no obligation to make the transfer and received nothing of value in exchange for the transfer.  Although HH’s stockholders (including AIP and Mr. Adams) may benefit from continued public trading in HH’s stock, Hawaiian received no benefits at all.

CONCLUSIONS OF LAW

1.                                       11 U.S.C. § 1104(a) provides for the appointment of a trustee in a chapter 11 case:

(a)                                  At any time after the commencement of the case but before confirmation of a plan, on request of a party in interest or the United States trustee, and after notice and a hearing, the court shall order the appointment of a trustee –

(1)                                  for cause, including fraud, dishonesty, incompetence, or gross mismanagement of the affairs of the debtor by current management, either before or after the commencement of the case, or similar cause, but not including the number of holders of securities of the debtor or the amount of assets or liabilities of the debtor; or

(2)                                  if such appointment is in the interest of creditors, any equity security holders, and other interests of the estate, without regard to the number of holders of securities of the debtor or the amount of assets or liabilities of the debtor.

2.                                       The appointment of a trustee is an extraordinary remedy.  There is a strong presumption that the debtor should be left in possession and given an opportunity to formulate a plan of reorganization.  Nevertheless, where the facts of a particular case show that cause exists or the appointment of a trustee is in the best interests of the estate, the court must act.

3.                                       A debtor in possession owes a fiduciary duty, not only to its stockholders, but also (and primarily) to its creditors.  A debtor that cannot be trusted to carry out its fiduciary duties to creditors must not be left in possession.

4.                                       The tender offer and the disbursement to HH on the eve of bankruptcy show that, while under Mr. Adams’ control, Hawaiian consistently placed the interests of its shareholders ahead of the interests of its creditors, even while the company was in severe financial distress.  There is no reason to believe that this attitude suddenly changed when Hawaiian filed its bankruptcy petition.

5.                                       As a fiduciary, a debtor in possession must be free of disabling conflicts of interest.  The tender offer, the pre-petition payment to HH, and possibly other transactions(4) may give rise to claims that, if prosecuted, could benefit the estate.  While under Mr. Adams’ control, Hawaiian cannot conduct a credible investigation of the potential claims, a disinterested

(4)               In its moving papers, BCC identified eight transactions which, in its view, justified the appointment of a trustee.  In its presentation at the evidentiary hearing, BCC emphasized the tender offer, the transfer to HH, and certain payments to Smith Management, LLC, as grounds for the appointment of a trustee.  I find and conclude that the tender offer and the payment to HH justify the appointment of a trustee.  No other inference should be drawn from my omission of the other transactions.

determination of which claims (if any) have merit, and a forceful prosecution of those claims.

6.                                       The benefits of the appointment of a trustee outweigh any potential detriment.  There is no reason to doubt that Hawaiian’s management can operate the airline effectively and efficiently.  The duties of a debtor in possession, however, go far beyond the operation of the business.  A trustee may continue to employ some or all members of current management (although it is the trustee’s prerogative to make that decision).  There is no reason to fear that the appointment of a trustee will adversely affect the debtor’s day-to-day business operations.  Any public perception to the contrary would be misplaced and should be dispelled by the prompt appointment of a qualified and disinterested individual to serve as trustee.

7.                                       All parties, including those who urge the appointment of a trustee, agree that Hawaiian can probably reorganize.  The appointment of a trustee is not as a prelude to liquidation, but rather is a means of improving Hawaiian’s prospects for a speedy and successful reorganization.

8.                                       Therefore, sections 1104(a)(1) and (2) both require the appointment of a trustee.  An appropriate order will be entered.

Dated: Honolulu, Hawaii,	May 16, 2003 .

/s/ Robert J. Faris
Robert J. Faris
United States Bankruptcy Judge